Klarna Group plc
Unaudited Interim
Condensed Consolidated
Financial Statements
For the three-month period
ended March 31, 2026
1KLARNA GROUP PLCQ1 INTERIM REPORT 2026
TABLE OF CONTENTS
(Unaudited)
2KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Interim condensed consolidated statement of profit or loss
(Unaudited)

		Three Months Ended
USD millions, except per share amounts	Note	March 31, 2026	March 31, 2025
Transaction and service revenue .................................................................		671	519
Gain on sale of consumer receivables ........................................................		57	—
Interest income ................................................................................................		284	182
Total revenue ....................................................................................................	3	1,012	701

Processing and servicing costs .....................................................................		(266)	(164)
Provision for credit losses ..............................................................................		(186)	(136)
Funding costs ....................................................................................................	10	(171)	(130)
Technology and product development .......................................................		(129)	(115)
Sales and marketing ........................................................................................		(105)	(91)
Customer service and operations ................................................................		(55)	(51)
General and administrative ............................................................................		(81)	(94)
Depreciation, amortization and impairments ............................................		(2)	(10)
Operating expenses ..........................................................................................		(996)	(791)

Operating profit (loss) .......................................................................................		17	(90)
Other income (expense) .................................................................................		(2)	(2)
Profit (loss) before taxes .................................................................................		15	(92)
Tax (expense) benefit .....................................................................................	15	(14)	(7)
Net profit (loss) .................................................................................................		1	(99)

Whereof attributable to:
Shareholders of Klarna Group plc ................................................................		(5)	(101)
Non-controlling interests ................................................................................		6	2
Total ....................................................................................................................		1	(99)

Net profit (loss) per share attributable to shareholders of Klarna Group plc
Basic ...................................................................................................................	16	$(0.01)	$(0.26)
Diluted	16	$(0.01)	$(0.26)
The accompanying notes are an integral part of the interim condensed consolidated financial statements.
3KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Interim condensed consolidated statement of comprehensive income or loss
(Unaudited)

	Three Months Ended
USD millions	March 31, 2026	March 31, 2025
Net profit (loss) .....................................................................................................................	1	(99)

Items that are or may be reclassified to the statement of profit or loss:
Foreign currency translation differences ......................................................................
Exchange differences on translation of foreign operations ...................................	(72)	197
Consumer receivables at fair value through OCI .........................................................
Net changes in fair value for the period .....................................................................	(11)	—
Changes in expected credit losses ..............................................................................	23	—
Reclassification to the statement of profit or loss ...................................................	(15)	—
Other comprehensive (loss) income for the period .........................................................	(75)	197
Total comprehensive (loss) income....................................................................................	(74)	98

Comprehensive income (loss) attributable to:
Shareholders of Klarna Group plc ...................................................................................	(80)	96
Non-controlling interests ...................................................................................................	6	2
Other equity holders ..........................................................................................................	—	—
Total comprehensive (loss) income....................................................................................	(74)	98
The accompanying notes are an integral part of these interim condensed consolidated financial statements.
4KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Interim condensed consolidated statement of financial position
(Unaudited)

USD millions	Note	March 31, 2026	December 31, 2025
Assets
Cash and cash equivalents ............................................................	4	2,806	3,803
Debt securities ..................................................................................	5	2,132	1,518
Consumer receivables ....................................................................	6	9,166	10,459
Consumer receivables at fair value through OCI ......................	9, 11	542	386
Consumer receivables at fair value through profit and loss ..	9, 11	124	400
Other financial assets at amortized cost ....................................	7	776	—
Settlement, trade and other receivables ....................................		855	580
Property and equipment ................................................................		62	60
Goodwill ..............................................................................................		671	685
Intangible assets ..............................................................................		358	383
Deferred tax assets .........................................................................	15	26	36
Other assets ......................................................................................		470	487
Total assets ........................................................................................		17,988	18,797

Liabilities
Accounts payable and accrued expenses .................................		545	655
Consumer deposits ..........................................................................	11	12,301	13,003
Payables to merchants ...................................................................		855	736
Notes payable and other borrowings ..........................................	8	1,415	1,359
Deferred tax liabilities .....................................................................	15	3	2
Other liabilities ..................................................................................		235	358
Total liabilities ....................................................................................		15,354	16,113

Equity
Share capital .....................................................................................	12	—	—
Additional paid in capital ................................................................		450	427
Reserves ............................................................................................		(165)	(90)
Retained earnings ............................................................................		2,173	2,170
Total equity excluding non-controlling interests .........................		2,458	2,507
Non-controlling interests ................................................................		176	177
Total equity ........................................................................................		2,634	2,684
Total equity and liabilities ................................................................		17,988	18,797
The accompanying notes are an integral part of these interim condensed consolidated financial statements.
5KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Interim condensed consolidated statement of changes in equity
(Unaudited)

USD millions	Share capital	Additional paid in capital	Reserves	Retained earnings	Equity excluding non- controlling interests	Non- controlling interests	Total equity
Balance as of January 1, 2026	—	427	(90)	2,170	2,507	177	2,684
Net profit (loss)	—	—	—	(5)	(5)	6	1
Consumer receivables fair value through OCI	—	—	(3)	—	(3)	—	(3)
Exchange differences on translating foreign currencies	—	—	(72)	—	(72)	—	(72)
New share issue	—	23	—	(4)	19	—	19
Share-based payments	—	—	—	36	36	—	36
Tax effects on share based payments	—	—	—	(7)	(7)	—	(7)
Other equity instruments coupons paid	—	—	—	5	5	(5)	—
Changes in non-controlling interests	—	—	—	(22)	(22)	(2)	(24)
Balance as of March 31, 2026	—	450	(165)	2,173	2,458	176	2,634

USD millions	Share capital	Additional paid in capital	Reserves	Retained earnings	Equity excluding non- controlling interests	Non- controlling interests	Total equity
Balance as of January 1, 2025	—	4,646	(479)	(2,081)	2,086	171	2,257
Net profit (loss)	—	—	—	(99)	(99)	—	(99)
Exchange differences on translating foreign currencies	—	—	197	—	197	—	197
New share issue	—	8	—	—	8	—	8
Share-based payments	—	—	—	43	43	—	43
Tax effects on share based payments	—	—	—	(47)	(47)	—	(47)
Changes in non-controlling interests	—	—	—	(18)	(18)	2	(16)
Balance as of March 31, 2025	—	4,654	(282)	(2,202)	2,170	173	2,343
The accompanying notes are an integral part of these interim condensed consolidated financial statements.
6KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Interim condensed consolidated statement of cash flows
(Unaudited)

	Three Months Ended
USD millions	March 31, 2026	March 31, 2025
Operating activities
Profit (loss) before taxes ....................................................................................................	15	(92)
Income taxes paid ...............................................................................................................	(9)	—
Interest expense paid ........................................................................................................	(45)	(109)
Interest income received ..................................................................................................	324	158
Adjustments for non-cash items in operating activities
Depreciation, amortization and impairment ..................................................................	17	26
Share-based payments ......................................................................................................	29	59
Provision for credit losses ..................................................................................................	186	178
Net losses from divestment of shares in equity investments ...................................	—	3
Financial items including fair value effects ....................................................................	18	(16)
Changes in the assets and liabilities of operating activities
Change in consumer receivables at fair value through OCI .......................................	(199)	—
Change in consumer receivables at fair value through P&L ......................................	273	(110)
Change in consumer receivables .....................................................................................	515	300
Change in other financial assets at amortized cost .....................................................	(808)	—
Change in settlement, trade and other receivables .....................................................	(282)	8
Change in notes payable and other borrowings ...........................................................	57	(27)
Change in consumer deposits ..........................................................................................	(316)	694
Change in bonds and treasury bills with maturity > 90 days .....................................	(693)	(639)
Change in other assets and liabilities ..............................................................................	(34)	174
Cash flow from operating activities ....................................................................................	(952)	607
Investing activities
Investments in intangible assets ......................................................................................	(8)	(6)
Investments in property and equipment ........................................................................	—	(1)
Cash flow from investing activities .....................................................................................	(8)	(7)
Financing activities
Notes payable and other borrowings issued ................................................................	100	30
Notes payable and other borrowings redeemed .........................................................	(66)	(15)
Principal payments of lease liabilities .............................................................................	(9)	(6)
Cash flow from financing activities .....................................................................................	25	9
Cash flow for the period .......................................................................................................	(935)	609

Cash and cash equivalents at the beginning of the period ..............................................	3,803	3,243
Cash flow for the period .....................................................................................................	(935)	609
Exchange rate difference in cash and cash equivalents ............................................	(62)	253
Cash and cash equivalents at the end of the period ........................................................	2,806	4,105
The accompanying notes are an integral part of these interim condensed consolidated financial statements.
7KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Notes to the interim
condensed consolidated
financial statements
8KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Note 1 Corporate information
Klarna Group plc is a public company with limited liability incorporated under the laws of England and Wales. The interim consolidated financial statements consist of Klarna Group plc and its direct and indirect subsidiaries (collectively, “Klarna,” the “Company,” the “Group,” “we,” “us,” or “our”).
Klarna is a technology-driven payments company, with operations spanning multiple countries.
We connect consumers and merchants with comprehensive payment solutions and tailored advertising solutions, both online and offline. Our payment solutions provide consumers with more control and flexibility over their payments.
The Company's ordinary shares are listed on the New York Stock Exchange following the completion of the Company's initial public offering on September 10, 2025.
Note 2 Accounting principles
1.Basis of preparation and consolidation
The interim condensed consolidated financial statements are prepared in accordance with IAS
34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”)
and have been prepared on a historical cost basis, except for equity investments, derivatives and consumer receivables at fair value through profit or loss or at fair value through other comprehensive income, which have been measured at fair value, and lease liabilities, which are measured at present value. These interim condensed consolidated financial statements are prepared on a going concern basis. All amounts in the notes to the interim condensed consolidated financial statements are stated in millions of United States dollars (“USD”), unless otherwise stated.
The interim condensed consolidated financial statements should be read in conjunction with the
Group’s consolidated financial statements for the year ended December 31, 2025, as filed with the
SEC as part of the Group’s Annual Report on Form 20-F, as they do not include all the information and disclosures required in the annual consolidated financial statements. Accounting principles and calculation methods applied in these interim condensed consolidated financial statements are consistent with those in the Group’s consolidated financial statements for the year ended
December 31, 2025. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year or any other interim period.
Share Split
In March 2025, Klarna Group plc’s Board of Directors approved a subdivision of ordinary shares of Klarna Group plc on a 1-to-12 basis (the “Share Split”), which was effected on March 6, 2025.
Accordingly, all share data and per share data amounts for all periods presented in the interim financial statements and notes thereto have been retrospectively adjusted to reflect the effect of the Share Split.
9KLARNA GROUP PLCQ1 INTERIM REPORT 2026
2.New and amended standards and interpretations
Standards and amendments effective for the period
There were no new IFRS standards, amendments to standards or interpretations that became effective during the period that had a material effect on these interim condensed consolidated financial statements.
New Standards and amendments issued but not yet effective
In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements.” IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, but earlier adoption is permitted. The Group is currently evaluating its impact.
3.Significant accounting judgments, estimates and assumptions
In preparing these interim financial statements, the significant judgments, estimates and assumptions made by management in applying the Group’s accounting policies were the same as those applied to the consolidated financial statements for the year ended December 31, 2025 as filed with the SEC as part of the Group’s Annual Report on Form 20-F. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectation of future events.
Note 3 Operating segments
The following table presents geographic information related to revenue for Klarna’s single operating segment.
Geographic Information
Transaction revenue, consumer service revenue, gain on sale of consumer receivables and interest income are presented by major geographic regions based upon the billing address of the consumer. Interest income derived from the cash and liquidity management of the Group is based on the geographic location of the financial institution for which financial instruments have been purchased.

	Three Months Ended
	March 31, 2026	March 31, 2025
Geographical breakdown
United States .......................................................................................................................	$399	$238
Germany ................................................................................................................................	221	181
United Kingdom ...................................................................................................................	111	85
Other countries ...................................................................................................................	281	197
Revenue .................................................................................................................................	$1,012	$701
During the three months ended March 31, 2026 no individual country within other countries contributed more than 10% of revenues.
10KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Note 4 Cash and cash equivalents
The Group’s cash and cash equivalents consisted of:

	March 31, 2026	December 31, 2025
Cash held at central banks ...............................................................................	$2,215	$2,578
Treasury bills held at central banks ................................................................	241	543
Other bank deposits ...........................................................................................	350	682
Total cash and cash equivalents ........................................................................	$2,806	$3,803
Cash held at central banks consist of deposits in accounts with central banks under government authority primarily where (i) the central bank is domiciled and (ii) the balance is readily available.
Note 5 Debt securities
As of March 31, 2026 and December 31, 2025, debt securities consisted of the following:

	March 31, 2026	December 31, 2025
Treasury bills chargeable at central banks ...................................................	$1,892	$1,365
Mandatory deposits at central banks .............................................................	87	93
Bonds and other interest bearing securities ................................................	153	60
Total debt securities and other liquid assets ....................................................	$2,132	$1,518
The Group monitors the credit ratings for the securities held throughout the investment holding period. The allowance for expected credit losses is immaterial due to the credit quality of the issuers and low risk of default.
Mandatory deposits at central banks are held with local central banks for the purpose of satisfying regulatory requirements. These deposits are not available for immediate use to support the Company’s day-to-day operations.
11KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Note 6 Consumer receivables
Consumer receivables represent amounts due from consumers related to Klarna’s flexible payment options, including Pay Later and Fair Financing solutions. Consumer receivables, except those which are managed within a business model whose objective is to originate and sell or within a hold-to-collect-and-sell business model (see Note 9), are measured at amortized cost, including outstanding principal balances, unamortized deferred origination costs, accrued interest and net of allowances for expected credit losses.
The below tables summarize consumer receivables for the periods ended March 31, 2026 and
December 31, 2025:

	March 31, 2026
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables ............................................................	$3,904	$(244)	$3,660
Pay Later receivables ....................................................................	5,710	(204)	5,506
Total ...................................................................................................	$9,614	$(448)	$9,166

	December 31, 2025
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables ............................................................	$4,604	$(272)	$4,332
Pay Later receivables ....................................................................	6,347	(220)	6,127
Total ...................................................................................................	$10,951	$(492)	$10,459
Klarna assigns outstanding loans to one of three stages based on repayment performance to measure the allowance for credit losses of consumer receivables. The below tables reconcile the
Group’s classification of Fair Financing and Pay Later consumer receivables by stage for the opening and closing balances:

Fair Financing receivables	Stage 1		Stage 2		Stage 3		Total
Gross carrying amount as of January 1, 2026 .......	$4,267	—	$216	—	$121	—	$4,604
New assets originated or purchased .................	2,793		27		8		2,828
Assets repaid[1]..........................................................	(3,191)		(131)		(26)		(3,348)
Transfers to stage 1 ................................................	113		(111)		(2)		—
Transfers to stage 2 ...............................................	(364)		368		(4)		—
Transfers to stage 3 ...............................................	(8)		(111)		119		—
Amounts written off ...............................................	(8)		(6)		(94)		(108)
Proceeds received from the sale of uncollectible consumer receivables ..................	—		(1)		(8)		(9)
Other adjustments[2] ................................................	(59)		(3)		(1)		(63)
Gross carrying amount as of March 31, 2026 ........	$3,543		$248		$113		$3,904
___________
1  Assets repaid includes the sale of an existing portfolio of Fair Financing receivables within the period
2  Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.
12KLARNA GROUP PLCQ1 INTERIM REPORT 2026

Pay Later receivables	Stage 1		Stage 2		Stage 3		Total
Gross carrying amount as of January 1, 2026 .......	$5,936	—	$263	—	$149	—	$6,347
New assets originated or purchased .................	13,061		17		5		13,083
Assets repaid ..........................................................	(13,151)		(274)		(58)		(13,483)
Transfers to stage 1 ................................................	32		(31)		(1)		—
Transfers to stage 2 ...............................................	(432)		432		—		—
Transfers to stage 3 ...............................................	(6)		(161)		167		—
Amounts written off ...............................................	(9)		(3)		(71)		(83)
Proceeds received from the sale of uncollectible consumer receivables ..................	—		—		(45)		(45)
Other adjustments[1] ................................................	(103)		(4)		(3)		(109)
Gross carrying amount as of March 31, 2026 ........	$5,328		$239		$143		$5,710
____________
1  Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.
The activity in the Group’s allowance for credit losses recognized for Fair Financing and Pay
Later consumer receivables, based on the above stage classifications, is detailed in the below table:

Fair Financing receivables	Stage 1		Stage 2		Stage 3		Total
Allowance as of January 1, 2026 ............................	$(127)	$—	$(52)	$—	$(93)	$—	$(272)
New assets originated or purchased .................	(68)		(5)		(2)		(75)
Assets repaid ..........................................................	97		29		22		148
Transfers to stage 1 ................................................	(15)		14		1		—
Transfers to stage 2 ...............................................	56		(58)		2		—
Transfers to stage 3 ...............................................	1		67		(68)		—
Other movements in ECL allowance ..................	(13)		(79)		(27)		(119)
Amounts written off ...............................................	1		3		81		85
Other adjustments .................................................	(6)		(4)		(1)		(11)
Allowance as of March 31, 2026 .............................	$(74)		$(85)		$(85)		$(244)

Pay Later receivables	Stage 1		Stage 2		Stage 3		Total
Allowance as of January 1, 2026 ............................	$(73)	$—	$(56)	$—	$(91)	$—	$(220)
New assets originated or purchased .................	(80)		(8)		(1)		(89)
Assets repaid ..........................................................	110		30		35		175
Transfers to stage 1 ................................................	(1)		1		—		—
Transfers to stage 2 ...............................................	37		(37)		—		—
Transfers to stage 3 ...............................................	1		72		(73)		—
Other movements in ECL allowance ..................	(56)		(70)		(25)		(151)
Amounts written off ...............................................	2		2		64		68
Other adjustments .................................................	5		5		3		13
Allowance as of March 31, 2026 .............................	$(55)		$(61)		$(88)		$(204)
13KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Note 7 Other financial assets at amortized cost
As of March 31, 2026 and December 31, 2025, Other financial assets at amortized cost consisted of the following:

	March 31, 2026		December 31, 2025
Reverse repurchase agreements ....................................................................	$525		$—
Loans to structured entities ............................................................................	251		—
Total other financial assets at amortized cost .................................................	$776	—	$—
In the three months ended March 31, 2026, the Group entered into reverse repurchase agreements to deploy liquidity. Substantially all the risks and rewards relating to the securities purchased under such agreements remain with the counterparty. Cash advanced against securities amounted to $525 million, as at March 31, 2026, and was recognized as an asset under Other financial assets at amortized cost within the consolidated balance sheet. The difference between the purchase and resale price of securities is accrued over the term of the agreement using the effective interest method, with $2 million recognized as Interest income within the consolidated statements of profit or loss during the first quarter 2026. Securities received as collateral may be sold or re-pledged subject to the terms of the agreement.
Loans to structured entities relate to the senior funding provided to the purchasing counterparty under its increased forward flow arrangements. See further details in Note 9.
Note 8 Notes payable and other borrowings
As of March 31, 2026 and December 31, 2025, Notes payable and other borrowings consisted of the following:

	March 31, 2026	December 31, 2025
Liabilities to financial institutions ....................................................................	$201	$163
Commercial papers ............................................................................................	86	84
Derivatives ............................................................................................................	55	13
Senior unsecured bonds ...................................................................................	315	326
Subordinated liabilities ......................................................................................	181	184
Warehouse financing facility ............................................................................	577	589
Total notes payable and other borrowings .......................................................	$1,415	$1,359
In the three months ended March 31, 2026, Klarna issued a total of, at issuance, approximately
$75 million of SEK denominated commercial papers (SEK 675 million) across six transactions between January 15 and February 5, 2026, with maturities ranging from April to October 2026 and discount rates between 2.20% and 2.46%.
Over the same period, Klarna redeemed approximately $69 million (SEK 625 million) across four transactions between January 15 and February 9, 2026.
14KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Note 9 Structured entities
Klarna enters into arrangements with structured entities, and consolidates such entities where it has power over key activities and exposure and ability to influence its own returns, and does not consolidate such entities where those conditions are not met. Klarna's consolidated structured entities comprise a warehouse financing facility and an employee benefit trust. Klarna also enters into arrangements with unconsolidated structured entities through synthetic securitizations, under which credit risk on pools of consumer receivables is transferred without derecognition, and forward flow arrangements, under which specified pools of consumer receivables are transferred to securitization vehicles (“SPV”) and derecognized.
In the three months ended March 31, 2026, Klarna increased one of its existing forward flow arrangements from one to two billion USD, with an unconsolidated SPV, to which specified pools of eligible consumer receivables were transferred. Klarna derecognized these receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards. The agreements are fixed-term, with commitment periods ranging from one to three years, during which Klarna sells eligible receivables shortly after origination. The purchasing counterparty is committed to purchase all eligible receivables offered up to its commitment amount of $2.0 billion.
Klarna has committed to provide senior funding of up to $400 million. The funding is secured by the receivables pool and the lender tranche benefits from subordination of the investor tranche, whereby the first losses of up to $310 million will be borne by the purchasing counterparty. As at
March 31, 2026, $251 million of senior funding had been extended to the purchasing counterparty and recognized as loans to structured entities under Other financial assets at amortized cost in the consolidated balance sheet.
Further, in the three months ended March 31, 2026, Klarna entered into an additional synthetic securitization transaction, where it economically transferred a portion of credit risk for certain pools of consumer receivables (the “referenced pools”), which remain fully on Klarna's balance sheet, with the primary objective of lowering the regulatory capital risk weights of the underlying assets. Credit risk for each referenced pool is separated into three tranches: junior, mezzanine, and senior. Klarna retains the risk for the junior and senior tranches and transfers the risk for the mezzanine tranche to investors through issuing EUR 150 million of credit-linked notes to external investors. The total consumer receivables pool committed under the transaction is EUR 1.5 billion. As at March 31, 2026, no credit-linked notes had been issued under the transaction, with issuance occurring in April 2026.
The following table shows the carrying amount of Klarna’s recorded interest in its consolidated balance sheet as at March 31, 2026 and December 31, 2025, and represented the maximum exposure to risk associated with its interest in the unconsolidated structured entities. The maximum exposure reflects the total potential loss the Group could incur from its involvement, regardless of the likelihood of that loss being incurred.
15KLARNA GROUP PLCQ1 INTERIM REPORT 2026

	March 31, 2026	December 31, 2025
Consumer receivables at fair value through OCI .........................................	$542	$386
Consumer receivables at fair value through profit and loss .....................	124	400
Loans to structured entities .............................................................................	251	—
Receivables from SPV ........................................................................................	291	54
Pledged assets under forward flow arrangements ......................................	2	—
Total assets ...........................................................................................................	$1,210	$840
Payable to SPV ....................................................................................................	—	44
Total liabilities .......................................................................................................	$—	$44
During the three months ended March 31, 2026 and 2025, Klarna originated consumer receivables totalling $6.6 billion and $2.4 billion, respectively, classified at fair value through profit and loss or fair value through other comprehensive income. As at March 31, 2026 and December 31,
2025, $666 million and $786 million, respectively, of such receivables were unsold.
Following the transfer of consumer receivables Klarna typically continues to service the sold receivables on behalf of the SPVs for a servicing fee. The Company earned servicing income of $4 million and $1 million in the three months ended March 31, 2026 and 2025, respectively, recognized within Transaction and service revenue related to derecognized receivables. The servicing fees were commensurate with market rates and did not expose Klarna to credit losses beyond its contractual entitlements. The servicing arrangement did not constitute a form of retained interest that precluded derecognition.
As of March 31, 2026 and December 31, 2025, an aggregated balance of $3.20 billion and $2.94 billion, respectively, in sold receivables was recognized by the unconsolidated SPVs.
Note 10 Funding costs
The Group’s funding costs for the periods ended March 31, 2026 and 2025 were as follows:

	March 31, 2026	March 31, 2025
Consumer deposits	(75)	(77)
Fair value adjustment on loans sold and held for sale	(50)	(21)
Other cost of securitizations	(4)	(5)
Interest-bearing securities	(9)	(5)
Liabilities to credit institutions	(12)	(5)
Subordinated liabilities	(5)	(5)
Other funding costs	(16)	(12)
Total funding costs	(171)	(130)
Fair value adjustments on loans sold and held for sale relate to Pay Later receivables classified under the originate-to-sell business model and measured at FVTPL. See Note 9.
16KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Note 11 Fair value measurement of financial assets and liabilities
The following table shows the Group’s financial assets and liabilities measured at fair value on a recurring basis and identifies which of the three valuation levels the assets and liabilities have been classified into as of March 31, 2026 and December 31, 2025. No transfers between levels have been made during the three months ended March 31, 2026 or twelve months ended December 31, 2025.

	March 31, 2026
Financial Instruments	Level 1	Level 2	Level 3	Total
Assets
Consumer receivables at fair value through P&L ............................................................................	$—	$—	$124	$124
Consumer receivables at fair value through OCI .............................................................................	—	—	542	542
Derivatives ...............................................................	—	10	—	10
Equity investments .................................................	5	—	6	11
Total financial assets ...............................................	$5	$10	$672	$687
Liabilities
Derivatives ...............................................................	$—	$55	$—	$55
Total financial liabilities ...........................................	$—	$55	$—	$55

	December 31, 2025
Financial Instruments	Level 1	Level 2	Level 3	Total
Assets
Consumer receivables at fair value through P&L ............................................................................	$—	$—	$400	$400
Consumer receivables at fair value through OCI .............................................................................	—	—	386	386
Derivatives ...............................................................	—	21	—	21
Equity investments .................................................	7	—	8	15
Total financial assets ...............................................	$7	$21	$794	$822
Liabilities
Derivatives ...............................................................	$—	$13	$—	$13
Total financial liabilities ...........................................	$—	$13	$—	$13
17KLARNA GROUP PLCQ1 INTERIM REPORT 2026
The following tables show a reconciliation of the opening and closing balances of Level 3 financial assets and liabilities which are recorded at fair value:

	Financial assets
	Equity investments	Consumer receivables at fair value through P&L	Consumer receivables at fair value through OCI
Balance as of January 1, 2025 ...............................................................	$15	$2	$—
Receivables originated ........................................................................	—	17,246	1,147
Gain/(loss) in statement of profit or loss[1] ........................................	(7)	(164)	37
of which: unrealized gain/(loss) .........................................................	(7)	—	12
of which: realized gain/(loss) ..............................................................	—	(164)	25
Consumer receivables repaid ............................................................	—	—	(333)
Receivables sold to third parties .......................................................	—	(16,684)	(465)
Balance as of December 31, 2025 .........................................................	$8	$400	$386
Receivables originated	—	5,683	965
Receivables sold to third parties .......................................................	—	(5,505)	(703)
Consumer receivables repaid ............................................................	—	—	—
Gain/(loss) in statement of profit or loss[1] ........................................	(2)	(50)	(8)
of which: unrealized gain/(loss) .........................................................	(2)	—	—
of which: realized gain/(loss) ..............................................................	—	(50)	(8)
Total gain/(loss) recognized in OCI ...................................................	—	—	(11)
Amortization, write-offs & charge-offs .............................................	—	(404)	(87)
Balance as of March 31, 2026 ................................................................	$6	$124	$542
____________
1  Fair value gains and losses on loans sold and held for sale recognized in the statement of profit or loss are included in funding costs.
Financial assets and liabilities measured at amortized cost
The following tables show the fair value of financial instruments carried at amortized cost. They do not include financial assets and financial liabilities not measured at fair value where the carrying amount approximates fair value, which includes cash held at central banks, other bank deposits, mandatory deposits at central banks, consumer receivables, settlement, trade and other receivables, payables to merchants, loans to structured entities, repurchase agreement assets and liabilities
(included in other financial assets at amortized cost and notes payable and other borrowings, respectively) and other liabilities.
18KLARNA GROUP PLCQ1 INTERIM REPORT 2026

Financial Instruments	March 31, 2026
Assets	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Treasury bills at central banks ..........................................	$2,133	$2,124	$—	$—	$2,124
Bonds and other interest bearing securities ....................	153	152	—	—	152
Total financial assets ................	$2,286	$2,276	$—	$—	$2,276
Liabilities
Consumer deposits ..................	$12,301	$—	$12,423	$—	$12,423
Subordinated liabilities ...........	181	—	212	—	212
Senior unsecured bonds ........	315	—	315	—	315
Commercial papers .................	86	—	86	—	86
Total financial liabilities ............	$12,883	$—	$13,036	$—	$13,036

Financial Instruments	December 31, 2025
Assets	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Treasury bills at central banks ..........................................	$1,908	$1,909	$—	$—	$1,909
Bonds and other interest bearing securities ....................	60	60	—	—	60
Total financial assets ................	$1,968	$1,969	$—	$—	$1,969
Liabilities
Consumer deposits ..................	$13,003	$—	$13,188	$—	$13,188
Subordinated liabilities ...........	184	—	206	—	206
Senior unsecured bonds ........	326	—	327	—	327
Commercial papers .................	84	—	84	—	84
Total financial liabilities ............	$13,597	$—	$13,805	$—	$13,805
Treasury bills at central banks includes treasury bills held at central banks, presented within
Cash and cash equivalents in the consolidated balance sheet, and treasury bills chargeable at central banks, included within Debt securities in the consolidated balance sheet. Bonds and other interest-bearing securities are included within Debt securities in the consolidated balance sheet.
These financial instruments are valued at active market prices.
The calculation of fair value of consumer deposits is based on Level 2 input using observable market data. Consumer deposits are grouped into maturity buckets and thereafter the net present value is calculated based on the remaining maturity and the corresponding interest rate.
19KLARNA GROUP PLCQ1 INTERIM REPORT 2026
The table below represents net results from categories of the following financial instruments for the periods ended March 31, 2026 and March 31, 2025.

	Three Months Ended
	March 31, 2026	March 31, 2025
Financial instruments mandatory measured at fair value through profit or loss .................................................................................................................................	$(60)	$67
Financial assets measured at amortized cost .....................................................	672	514
Financial liabilities measured at amortized cost .................................................	(137)	(128)
Currency exchange gains/losses ............................................................................	50	(97)
Total ...............................................................................................................................	$525	$356
Note 12 Issued capital and reserves
Share capital
As at March 31, 2026, our issued and outstanding share capital consists of the following share classes:

	Ordinary shares	Class B shares	Deferred shares	Deferred shares	Deferred shares	Deferred shares
Nominal value	$0.00010	$0.00010	$0.00073	$11.35013	$0.28000	$0.00010
As of January 1, 2025	365,296,572	—	365,296,572	—	1	—
Shares issued	12,211,338	369,911,294	257,772	369,911,294	—	—
Capital reduction	—		(365,554,344)	(369,911,294)	(1)	(41,774,705)
Redesignation		(41,774,705)				41,774,705
As of December 31, 2025	377,507,910	328,136,589	—	—	—	—
Shares issued	605,576	—	—	—	—	—
Redesignation		(111,374,458)				111,374,458
As of March 31, 2026	378,113,486	216,762,131	—	—	—	111,374,458
The excess of the consideration received from issuance of shares over their nominal value is recognized as Additional paid in capital. In the three months ended March 31, 2026, an aggregate of
605,576 ordinary shares was issued, comprising:
•600,000 ordinary shares issued following an exchange of subsidiary shares, previously acquired through exercise of such warrants, into ordinary shares of Klarna Group plc on
January 12, 2026.
•2,556 ordinary shares issued to employees on January 14, 2026.
•3,020 ordinary shares issued to employees upon the vesting of restricted stock units in
Klarna Group plc (“Klarna Group plc RSUs”) on March 3, 2026.
In addition, upon ordinary shares being sold by shareholders who held such shares at the time of the initial public offering, 111,374,458 Class B shares were redesignated into deferred shares, each with a nominal value of $0.00010 (“Class B Redesignation”).
20KLARNA GROUP PLCQ1 INTERIM REPORT 2026
It is also noted that 264,420 ordinary shares were granted to employees, including executive officers, on March 31, 2026, of which 132,761 were withheld to cover statutory tax withholding obligations resulting in a net issuance of 131,659 ordinary shares. The corresponding share-based compensation expense has been recognized in the three months ended March 31, 2026; however, these shares had not been registered or issued as of the reporting date.
Additionally, 195,741 ordinary shares were issued following an exchange of ordinary shares in a subsidiary of Klarna Group plc pursuant to the Group’s Employee Equity Program; however, these shares had not been registered or issued as of the reporting date.
Note 13 Share-based payments
The following table presents share-based payment costs, inclusive of social security charges, recognized in the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
Employee restricted share unit program .....................................................................	$(15)	$(13)
Business acquisition-related awards ............................................................................	—	—
Share warrants and share options .................................................................................	(11)	(39)
Direct share issuance .......................................................................................................	(3)	(7)
Share-based payment costs .............................................................................................	$(29)	$(59)
less: amounts recognized as reduction of revenue ...................................................	—	—
Share-based payments expense ......................................................................................	$(29)	$(59)
The below table includes additional details regarding RSUs, share warrants and options, issued by Klarna Group plc as of, and for the three months ended March 31, 2026.

	Klarna Group plc RSU program		Share warrants and options issued by Klarna Group plc		Share options to acquire C Class shares issued by Klarna Group plc
	Number	Weighted average fair value at grant	Number	Weighted average exercise price[1]	Number[2]	Weighted average exercise price
December 31, 2025 .....	998,907	$34.2	27,132,727	$60.6	20,446,908	$42.0
Granted .......................	80,169	13.9	234,326	13.0	1,628,701	6.5
Released[3] ....................	(3,020)	34.0	—	—	—	—
Exercised ....................	—	—	—	—	—	—
Forfeited .....................	(50,678)	33.9	—	—	—	—
March 31, 2026 ............	1,025,378	$32.6	27,367,053	$60.2	22,075,609	$39.4
____________
1  Where share options were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.
2  Two Class C share options entitle the recipient to acquire, at the recipient's election, either one ordinary share or two
Class C shares on exercise. Weighted average exercise prices for Class C share options are expressed per Class C share; the equivalent exercise price expressed per ordinary share is double the figures shown.
3 Released represents RSUs that vested during the period and were settled through the delivery of shares in Klarna Group plc to employees.
21KLARNA GROUP PLCQ1 INTERIM REPORT 2026
The table below includes additional details regarding RSUs and share warrants, issued by a subsidiary of Klarna Group plc, as of, and for the three months ended March 31, 2026:

	Legacy RSU program		Share warrants issued by a subsidiary of Klarna Group plc
	Number	Weighted average fair value at grant[1]	Number	Weighted average exercise price[2]
December 31, 2025 ...................................................	14,597,215	$5.1	2,227,521	$605.0
Granted ......................................................................	—	—	—	—
Released[3] ..................................................................	(1,570,969)	5.2	—	—
Exercised ...................................................................	—	—	—	—
Forfeited ....................................................................	(841,231)	5.0	(29,594)	650.4
March 31, 2026 ...........................................................	12,185,015	$5.1	2,197,927	$604.4
Equivalent of Klarna Group plc Shares	3,046,254	$20.4	26,375,124	$50.4
____________
1  Legacy RSUs granted in SEK have been converted to USD using the average exchange rate for each period for presentation purposes.
2  Where share warrants were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.
3 Released represents RSUs that vested during the period and were settled through the delivery of shares in a subsidiary to employees.
Upon vesting, one Legacy RSU entitles the holder to receive a share in a subsidiary, and one share warrant issued by a subsidiary entitles the recipient to purchase one ordinary share in a subsidiary. We anticipate periodically facilitating the exchange of shares resulting from Legacy RSU program and share warrants exercised into subsidiaries into ordinary shares of Klarna Group plc.
The number of equivalent Klarna Group plc shares is presented as if the Legacy RSUs program and share warrants issued by a subsidiary of Klarna Group plc had been exchanged into Klarna
Group plc ordinary shares as of the reporting date. If exchanged, the number of shares exchanged is dependent on the value of Klarna Group plc at the time of exchange. As of March 31, 2026, one
Legacy RSU and one warrant would correspond to approximately 0.25 and 12 ordinary shares of
Klarna Group plc, respectively.
In the three months ended March 31, 2026:
•80,169 RSUs were awarded to employees, which are issuable into ordinary shares of Klarna
Group plc upon vesting. The weighted average fair value at grant was $13.9, determined based on the fair value of the ordinary shares on the grant date. The RSUs generally vest over a four-year staggered vesting schedule, with 25% of the shares vesting each year. If the participant leaves Klarna, unvested RSUs are forfeited.
•264,420 ordinary shares were granted to employees, including executive officers, of which
132,761 were withheld to cover statutory tax withholding obligations resulting in a net issuance of 131,659 ordinary shares. There were no vesting conditions or restrictions placed on the awards and, accordingly, the related share-based compensation expense, based on the grant-date fair value of the awards, was recognized immediately. The weighted average fair value of the ordinary shares granted was $12.8.
22KLARNA GROUP PLCQ1 INTERIM REPORT 2026
•1,628,701 C Class options, with two options entitling the recipient to acquire either one ordinary share or two C Class shares in Klarna Group plc, at the agreed strike price, were granted to Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer. These
awards were fully vested on the grant date.
•234,326 options to acquire one ordinary share in Klarna Group plc, at the agreed strike price, were granted to two executive officers. These awards were fully vested on the grant date.
Note 14 Information on related parties
Milkywire was founded in 2018 by Nina Siemiatkowski, who is the spouse of Sebastian
Siemiatkowski, our Co-Founder and Chief Executive Officer. Klarna paid Milkywire AB $0.9 million in
2025 and $0.1 million in the first quarter of 2026, respectively, for sustainability-related services.
Separately, Klarna transferred to Milkywire an additional $0.5 million in 2025 for the purchase of carbon credits on Klarna's behalf; these amounts were paid in full to the third-party providers and
Milkywire did not retain any margin on these transactions. No carbon credit purchases were made in the first quarter of 2026.
Additionally, the Company made charitable contributions of $2.3 million in 2025 to the WRLD
Foundation, where Nina Siemiatkowski serves as a board member. No contributions were made in the first quarter of 2026. These arrangements were approved by the Board of Directors, excluding the Chief Executive Officer. For further details, refer to Note 23 of the consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31,
2025.
During the three months ended March 31, 2026, the Board of Directors approved the grant of
234,326 options to acquire ordinary shares in Klarna Group plc and the issuance of 193,306, gross of shares withheld to cover tax, of ordinary shares directly to members of the Company's management team. Additionally, the Board of Directors granted 1,628,701 Class C share options to Mr.
Siemiatkowski, which were fully vested on the grant date. See Note 13 for additional details regarding these awards.
23KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Note 15 Income taxes
The table below represents income tax (expense) benefit, effective tax rate as of the three months ended March 31, 2026, and 2025, and deferred tax assets and deferred tax liabilities as of
March 31, 2026 and December 31, 2025:

	Three months ended
Income tax (expense) benefit	March 31, 2026	March 31, 2025
Current tax
Tax expense for the period	$(12)	$(8)
Total	$(12)	$(8)

Deferred tax
Deferred tax	$(2)	$1
Income tax expense	$(14)	$(7)

Profit (loss) before tax	$15	$(92)
Effective tax rate	93.3%	7.5%

Deferred taxes	March 31, 2026	December 31, 2025
Deferred tax asset ...............................................................................................	$26	$36
Deferred tax liability ............................................................................................	(3)	(2)
Total deferred taxes	$23	$34

Comprising: ............................................................................................................
Losses carried forward .......................................................................................	$67	$71
Allowance for credit losses ................................................................................	11	12
Intangible assets ..................................................................................................	(67)	(78)
Other .......................................................................................................................	12	29
Total deferred taxes	$23	$34
Deferred tax assets attributable to carryforward of unused tax losses or other deductible temporary differences are recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilized.
The gross deferred tax assets and liabilities have been set off on the balance sheet to the extent the requirements for netting are met. The effective tax rate of 93.3% arises from current tax charges recognized in profitable jurisdictions, at applicable local rates, whilst no deferred tax asset is recognized against losses in certain other jurisdictions.
The Group has applied the exception, mandated by an amendment to IAS 12, to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
There was no material impact of Pillar Two on Klarna Group as of March 31, 2026.
24KLARNA GROUP PLCQ1 INTERIM REPORT 2026
Note 16 Net profit (loss) per share
Basic loss per share is calculated by dividing the loss attributable to shareholders of Klarna
Group plc  by the weighted average number of ordinary shares outstanding during the period. Diluted profit (loss) per share is calculated similarly but includes the effect of potential ordinary shares using the treasury stock method, to the extent that the inclusion of these shares is dilutive. Potential ordinary shares consist of incremental shares issuable in connection with warrants and share options. The Group has also granted RSUs and certain warrants in subsidiaries which are exercisable or convertible in subsidiary company shares and are not considered potential ordinary shares in
Klarna Group plc. However, such instruments, which are potential ordinary shares in subsidiaries, may affect net profit (loss) per share due to their impact on non-controlling interest for Klarna Group plc.
Due to the net loss attributable to shareholders of Klarna Group plc and the resulting anti-dilutive effect in 2026 and 2025, all potential ordinary shares are excluded from the diluted loss per share calculation, and diluted loss per share equals basic loss per share for these periods. Potential ordinary shares in subsidiaries have an insignificant impact on non-controlling interest for purposes of the diluted loss per share for the quarters ended March 31, 2026 and March 31, 2025.
The computation of loss per share for the respective periods is as follows:

	Three Months Ended
	March 31, 2026	March 31, 2025
Numerator:
Net profit (loss) attributable to shareholders of Klarna Group plc ..........................	$(5)	$(101)
Denominator:
Weighted average number of ordinary shares - basic ................................................	378,037,737	365,398,378
Dilutive potential ordinary shares ...................................................................................	—	—
Weighted average number of ordinary shares - diluted .............................................	378,037,737	365,398,378
Net profit (loss) per share attributable to shareholders of Klarna Group plc:
Basic ......................................................................................................................................	$(0.01)	$(0.26)
Diluted ...................................................................................................................................	$(0.01)	$(0.26)
Note 17 Significant events after the end of the reporting period
The Group has evaluated all events that have occurred subsequent to March 31, 2026, through the date that the interim consolidated financial statements were approved on May 12, 2026 by the
Board of Directors. No significant events have occurred during the subsequent period.